07027936

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

6th November 2007

Dear Sir or Madam,

SUPPL

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
NOV 1 9 2007
THOMSON
FINANCIAL

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Innovation for patient care

Press release

Ipsen's first nine months of 2007 sales

- **+5.5% growth in Group sales, +7.2% growth in volume sold**
- **Continued growth outside the Major Western European Countries: +12.1%**
- **Financial and sales outlook confirmed for the full year 2007**

Paris (France), 6 November 2007 - Ipsen (Euronext: IPN), reported today its sales for the third quarter and first nine months 2007.

Third quarter and first nine months unaudited IFRS consolidated sales

(in million euros)	3rd quarter			9 months		
	2007	*2006*	*% change*	*2007*	*2006*	*% change*
SALES BY REGION						
Major Western European countries	135.9	136.1	*(0.2%)*	419.0	411.8	*1.7%*
Other European countries	51.6	47.8	*8.0%*	157.7	141.1	*11.8%*
Rest of the world	36.5	36.6	*(0.4%)*	110.6	98.3	*12.5%*
Group Sales	**224.1**	**220.6**	***1.6%***	**687.2**	**651.2**	***5.5%***
SALES BY PRODUCT						
Specialist Care	119.9	114.8	*4.5%*	365.2	336.6	*8.5%*
Primary care	94.4	99.4	*(5.0%)*	296.3	293.9	*0.8%*
Total Drug Sales	**214.4**	**214.2**	***0.1%***	**661.6**	**630.4**	***4.9%***
Drug-related Sales[1]	**9.7**	**6.4**	***52.7%***	**25.7**	**20.7**	***23.7%***
Group Sales	**224.1**	**220.6**	***1.6%***	**687.2**	**651.2**	***5.5%***

First nine months 2007 sales highlights

Consolidated Group sales reached €687.2 million, up 5.5% year-on-year. This increase was fuelled by the strong growth in endocrinology and neuromuscular disorders franchises, up 17.3% and 10.1% respectively over the period and by the strong performance of gastroenterology products in international markets, up 19.0% year-on-year, partly offset by slower sales in France, notably of Tanakan® and Ginkor Fort®, both products suffering from volume decreases and price cuts respectively enforced in July 2007 and March 2006.

Price pressure negatively impacted Ipsen's consolidated sales by €10.3 million, among which €1.7 million on Tanakan® in France and €3.9 million on Decapeptyl® in Italy.

Sales in the **Major Western European countries** amounted to €419.0 million, up 1.7% year-on-year, driven by robust growth of Decapeptyl® in Germany and the United Kingdom and of Dysport® in the United Kingdom, partially offset by a slow-down in France, notably due to negative price impacts. Over the same period sales in this region represented 61.0% of total sales compared with 63.2% a year earlier. Sales in the **Other European countries** reached €157.7 million, up 11.8% year-on-year. Over

[1] Active ingredients and raw materials

the same period, sales in this region represented 22.9% of total sales, against 21.7% a year earlier. Sales generated in the **Rest of the World** reached €110.6 million, up 12.5% year-on-year, reflecting the intrinsic volatily in order intake in many export markets. Over the same period, sales in this region represented 16.1% of total sales, against 15.1% a year earlier.

Commenting on the first nine month 2007 performance, **Jean-Luc Bélingard, Chairman and CEO of Ipsen,** *"Our performance over the first nine months is in line with our expectations, reflecting a sound business performance and at the same time, a strong quarter to quarter volatility in some of the international markets in which we grow fast. We therefore expect to reach our full year 2007 sales objective despite the price reduction on Tanakan® in France."* Jean-Luc Bélingard added: *"We are very proud to have obtained our first ever FDA approval for a product originated by Ipsen's R&D in the United States, a major achievement made possible thanks to the outstanding dedication and commitment of our teams. Somatuline® Depot will be shortly launched in the United States by our partner Tercica and we feel confident that they will market it successfully by offering to patients suffering from acromegaly a new treatment option that has been proven to be effective, and very convenient to use. In Europe, we are currently launching Increlex®, and feel confident the drug will provide many endocrinologists with a useful tool to solve a high unmet medical need."*

About Ipsen

Ipsen is an innovation driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in specialist care areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four Research and Development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2006, R&D expenditure was €178.3 million, i.e. 20.7% of consolidated sales, which amounted to €861.7 million while total revenues amounted to €945.3 million (in IFRS). 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 250 index. For more information on Ipsen, visit our website at www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.
Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des Marchés Financiers.

For further information:

Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

APPENDIX

Risk factors

The Group carries on business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to Ipsen's 2006 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible withdrawal of certain products from the list of reimbursable products by governments or by the relevant regulatory authorities in the countries where it does business.

- A number of products that the Group is developing are still at the very first stages of development and the Group cannot be certain that these products will be approved by the competent regulatory authorities and that they will be successfully marketed.

- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business.

- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.

- The Group must deal with or may have to deal with competition (i) from generic products, (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. Such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability. To avoid such situations or to reduce their impact, the Group could bring legal actions against the counterfeiters in order to protect its rights.

Major developments in the period under review

During the third quarter 2007, the major developments included:

- On September 17, 2007 – Ipsen announced that Radius Health had granted Novartis an option to obtain an exclusive worldwide license (except Japan) to develop and commercialize all formulations of BA058. The bone anabolic candidate BA058, a PTHrP (parathyroid hormone-related protein) analogue is currently in Phase II clinical studies conducted by Radius for the treatment of osteoporosis. In September 2005, Radius acquired from Ipsen exclusive rights to BA058 (a former Ipsen proprietary compound previously referred as BIM44058,) on a worldwide basis with the exception of Japan, where Ipsen previously granted an exclusive license for BA058 to the Japanese group, Teijin.

- On September 17, 2007 – bioMérieux and Ipsen announce that they have signed an agreement by which bioMérieux will develop a companion test for a new breast cancer drug undergoing clinical evaluation by Ipsen. The development will be co-funded by bioMérieux and Ipsen.

- On August 31, 2007 – Ipsen announced that the U.S. Food and Drug Administration (FDA) has approved for marketing Somatuline® Depot (lanreotide) Injection 60, 90 and 120 mg in the United States.

- On August 23, 2007– Ipsen announced that it has signed an agreement with GTF Group to transfer the marketing authorisations of Ginkor Fort® by 1 January 2008.

- On August 9, 2007 – Ipsen announced that the European Commission granted marketing authorisation for Increlex® (mecasermin) 10 mg/ml solution for injection in the European Union to Tercica.

European governments continued to introduce various measures to reduce public healthcare spending, impacting the Group's sales and earnings in the first nine months of 2007 and beyond:

- In France, the price of Ginkor Fort®, which generated sales of €38.2 million in France in 2006, was cut by 15% in February 2006. On 25 January 2006 the French Authorities published their decision to lower the reimbursement rate of Ginkor Fort® from 35% to 15% from 1 February 2006 to 31 December 2007, and to remove it from the list of reimbursable drugs on 1 January 2008.

- The price of NutropinAq® was also reduced in France by 7% on 1 August 2006 following a decision of the Economic Committee for Health Products (CEPS).

- The French authorities have also announced a reimbursement rate cut – to 35% from 65% - along with a 7% price reduction on Pfizer's Artotec®, the promotion of which is carried out by Ipsen since 2006. These measures have been implemented on 1 January 2007.

- In Italy, following the repeal in October 2005 of the 6.8% discount on drug sales enacted in June 2004, a new 4.4% price discount (applicable on all reimbursed products) was implemented on 16 January 2006. An additional discount of 1.0%, granted to wholesalers by the laboratories is also applied. Furthermore, the government announced an additional 0.6% reduction in drug prices (effective as of 1 July 2006), followed by a second 5.0% reduction effective as of 1 October 2006. Moreover, hospitals have been allowed to purchase and distribute pharmacy-dispensed products at a discount

- On 26 October 2006, the Minister of Health and Solidarities decided to maintain the class of vasodilators, among which Tanakan®, on the list of reimbursable drugs and to keep their reimbursement rate by the French Social Security at 35%. Furthermore, the Minister had asked the *Comité Économique des Produits de Santé* to implement a price cut of up to 20% to these drugs by the end of January 2007. On 15 June 2007, a 10% price cut on Tanakan® in France as of 1 July 2007 was published in the *Journal Officiel.*

- In the United Kingdom the Department of Health has approved list price increases as of 1 June 2007 from 6.7 % to 9.6% for Dysport®, Somatuline® and NutropinAq® thanks to over-delivery of savings to the Department due to over-budget sales performance of Decapeptyl®.

Comparison of consolidated sales for the third quarter and first nine months of 2007 and 2006:

Sales by geographical region

Group sales by geographical region for the third quarter and first nine months 2007 and 2006 were as follows:

	3rd quarter			9 months		
(in thousand euros)	2007	2006	% change	2007	2006	% change
France	83,537	89,975	*(7.2%)*	261,130	266,018	*(1.8%)*
Spain	13,189	12,308	*7.2%*	41,279	39,416	*4.7%*
Italy	15,301	16,096	*(4.9%)*	49,416	51,129	*(3.4%)*
Germany	13,479	9,430	*42.9%*	36,597	30,766	*19.0%*
United Kingdom	10,432	8,340	*25.1%*	30,539	24,464	*24.8%*
Major Western European countries	**135,938**	**136,149**	**(0.2%)**	**418,960**	**411,793**	**1.7%**
Other European countries	**51,625**	**47,779**	**8.0%**	**157,715**	**141,105**	**11.8%**
Asia	19,182	18,950	*1.2%*	60,298	54,068	*11.5%*
Other countries in the rest of the world	17,322	17,698	*(2.1%)*	50,259	44,217	*13.7%*
Rest of the world	**36,504**	**36,648**	**(0.4%)**	**110,556**	**98,285**	**12.5%**
Group Sales	**224,067**	**220,576**	**1.6%**	**687,231**	**651,183**	**5.5%**

For the third quarter 2007, sales generated in the **Major Western European countries** amounted to €135.9 million, down 0.2% year-on-year (third quarter 2006, €136.1 million). For the first nine months 2007, sales in the **Major Western European countries** amounted to €419.0 million, up 1.7% year-on-year, driven by the robust sales growth of Decapeptyl® in Germany and the United Kingdom, doubling year-on-year and by double-digit growth in almost all specialist care products in the United Kingdom. These good performances were partially offset by negative price impacts in Italy and a marked slow-down in France due to price and volume decrease of sales of Tanakan®. Sales in this region represented 61.0% of total sales compared with 63.2% a year earlier.

France – For the third quarter 2007, sales reached €83.5 million, down 7.2% year-on-year (third quarter 2006, €90.0 million), strongly impacted by the price reduction on Tanakan® implemented on July 1, 2007 and by an increased competitive environment in France, following the recent launch of a new product containing a Ginkgo biloba extract. These negative impacts offset the positive effects of the launch of Adrovance™ in May 2007 and satisfactory performances of Dysport®, Somatuline®, Forlax® and Smecta®. In addition the third quarter 2006 had been particularly high due to the launch of Nisis® & Nisisco® 3 months presentation. For the first nine months 2007, solid sales growth of specialist care products and Forlax® were offset by decreasing sales of Tanakan®, down 10.5 points year-on-year and by decreasing sales of Ginkor Fort®, in the context of its impending delisting from the list of reimbursed products on January 1, 2008. The weight of France in the Group's consolidated sales continued to decline, representing 38.0% of total Group sales against 40.9% a year earlier.

Spain – For the third quarter 2007, sales reached €13.2 million, up 7.2% year-on-year (third quarter 2006, €12.3 million), fuelled by strong growth of Somatuline® and NutropinAq® offset notably by some decrease in the sales of Decapeptyl® . For the first nine months 2007, sales grew by 4.7% year-on-year thanks to a double-digit volume growth of Somatuline®, NutropinAq®, and Dysport® despite a decrease of Decapeptyl® sales down 2.7% year-on-year due to an increased competitive environment.

Italy -- For the third quarter 2007, sales reached €15.3 million, down 4.9% year-on-year (third quarter 2006, €16.1 million), due to negative price impacts reaching €1.3 million during the period, combination of a mandatory 5% price cut implemented in October 2006 and of price erosion linked to a higher hospital distribution, which accounts for 75% of total sales volume, notably of Decapeptyl® and Somatuline®. For the first nine months 2007, sales decreased by 3.4% year-on-year, with price pressure negatively impacting sales growth by 9.7 points.

Germany -- For the third quarter 2007, sales reached €13.5 million, up 42.9% year-on-year (third quarter 2006, €9.4 million), with all products performing well. For the first nine months 2007, sales amounted to €36.6 million, up by 19.0% year-on-year. All specialist care products continued to show strong growth, with notably sales of Decapeptyl®, launched in June 2004, more than doubling year-on-year.

United Kingdom -- For the third quarter 2007, sales reached €10.4 million, up 25.1% year-on-year (third quarter 2006, €8.3 million), driven by sustained double-digit growth of all specialist care products. For the first nine months 2007, sales in the United Kingdom were up 24.8% year-on-year, driven notably by a strong sales growth of Decapeptyl®, successfully re-launched in 2005, more than doubling year-on-year.

For the third quarter 2007, sales generated in the **Other European countries** reached €51.6 million, up 8.0% year-on-year (third quarter 2006, €47.8 million). Strong growth in this area was partially offset by a decrease in the sales of Somatuline® in Russia and Czech Republic. For the first nine months 2007, sales generated in the Other European countries reached €157.7 million, up 11.8% year-on-year (first nine months 2006, €141.1 million). Over the same period, sales in this region represented 22.9% of total consolidated Group sales, against 21.7% a year earlier.

For the third quarter 2007, sales generated in the **Rest of the World** reached €36.5 million, down 0.4% year-on-year (third quarter 2006, €36.6 million) mainly due to intrinsic volatily in order intake in export markets, notably in Brazil and Iran. For the first nine months 2007, sales generated in the Rest of the World reached €110.6 million, up 12.5% year-on-year (first nine months 2006, €98.3 million), driven notably by a good performance of Decapeptyl® in the Middle East and China and of Smecta® in China and Algeria. Over the same period, sales in this region represented 16.1% of total consolidated Group sales, against 15.1% a year earlier.

Sales by products

The following table shows sales by products, regrouped by therapeutic areas for the third quarter and first nine months 2007 and 2006:

	3rd quarter			9 months		
(in thousand euros)	2007	2006	% change	2007	2006	% change
Oncology	56,203	54,911	2.4%	174,406	168,495	3.5%
of which Decapeptyl®(1)	*56,200*	*54,877*	*2.4%*	*174,385*	*168,403*	*3.6%*
Endocrinology	31,613	28,760	9.9%	95,139	81,116	17.3%
of which Somatuline®(1)	*25,015*	*24,318*	*2.9%*	*75,839*	*69,799*	*8.7%*
NutropinAq®(1)	*6,028*	*4,050*	*48.9%*	*17,565*	*10,301*	*70.5%*
Neuromuscular disorders	32,128	31,132	3.2%	95,695	86,953	10.1%
of which Dysport®(1)	*32,128*	*31,132*	*3.2%*	*95,695*	*86,953*	*10.1%*
Specialist Care	**119,944**	**114,803**	**4.5%**	**365,240**	**336,564**	**8.5%**
Gastroenterology	43,952	39,199	12.1%	130,703	118,355	10.4%
of which Smecta®	*22,970*	*20,483*	*12.1%*	*67,989*	*61,287*	*10.9%*
Forlax®	*13,301*	*11,283*	*17.9%*	*38,618*	*34,328*	*12.5%*
Cognitive disorders	26,030	31,212	(16.6%)	90,146	95,720	(5.8%)
of which Tanakan®	*26,031*	*31,212*	*(16.6%)*	*90,146*	*95,720*	*(5.8%)*
Cardiovascular	23,381	28,352	(17.5%)	71,552	76,909	(7.0%)
of which Nisis® & Nisisco®	*13,282*	*15,693*	*(15.4%)*	*38,288*	*38,631*	*(0.9%)*
Ginkor Fort®	*9,180*	*10,472*	*(12.3%)*	*29,350*	*32,890*	*(10.8%)*
Other Primary Care products	1,047	650	61.1%	3,920	2,891	35.6%
of which Adrovance™	*416*		*0.0%*	*1,599*		*0.0%*
Primary care	**94,410**	**99,413**	**(5.0%)**	**296,321**	**293,875**	**0.8%**
Total Drug sales	**214,354**	**214,216**	**0.1%**	**661,561**	**630,439**	**4.9%**
Drug-related sales	**9,713**	**6,360**	**52.7%**	**25,670**	**20,744**	**23.7%**
Group Sales	**224,067**	**220,576**	**1.6%**	**687,231**	**651,183**	**5.5%**

(1) Peptide- or protein-based products

For the third quarter 2007, sales of **specialist care products** reached €119.9 million, up 4.5% year-on-year (third quarter 2006, €114.8 million), representing 53.5% of the Group's consolidated sales, against 52.0% a year earlier. For the first nine months 2007, sales of specialist products reached €365.2 million, up 8.5% year-on-year (first nine months €336.6 million), representing 53.1% of the Group's consolidated sales, against 51.7% a year earlier.

- **Within the oncology franchise, Decapeptyl®** sales reached €56.2 million for the third quarter 2007, up 2.4% year-on-year (third quarter 2006, €54.9 million) mainly due to negative price impacts in Italy, offsetting the good performances observed in Germany, the United Kingdom, China and Central Europe. For the first nine months 2007, sales of Decapeptyl® were up 3.6%, driven by strong sales in the Middle East, Germany, China and Central Europe despite negative price impacts similar to those described above.

- **In endocrinology,** sales reached €31.6 million for the third quarter 2007, up 9.9% year-on-year (third quarter 2006, €28.8 million). NutropinAq® continued to perform satisfactorily in its fourth year of commercialization, with sales representing 19.1% of total endocrinology sales, up against 14.1% a year earlier.

Somatuline® -- For the third quarter 2007, sales reached €25.0 million, up 2.9% year-on-year (third quarter 2006, €24.3 million). Somatuline® growth was partially offset by slower volume growth in Russia, Czech Republic and Italy, also suffering from negative price pressure. For the first nine months 2007, Somatuline® sales amounted for €75.8 million, up 8.7% year-on-year, reflecting the volatility in international markets observed in the third quarter.

NutropinAq® -- For the third quarter 2007, sales reached €6.0 million, up 48.9% year-on-year (third quarter 2006, €4.1 million), driven by strong performance in all countries, despite significant negative price pressure in Italy. For the first nine months 2007, sales of NutropinAq® amounted for €17.6 million, up 70.5% year-on-year.

- **Within the neuromuscular disorders franchise, Dysport®** sales reached €32.1 million, up 3.2% year-on-year (third quarter 2006, €31.1 million), driven by strong growth in France, Italy, Spain, Germany and Eastern Europe but negatively impacted by low third quarter sales in some export markets, such as Brazil, reflecting volatile order intake from one quarter to another. For the first nine months 2007, Dysport® sales amounted to €95.7 million, up 10.1% year-on-year.

For the third quarter 2007, sales of **Primary Care products** reached €94.4 million, down 5.0% year-on-year (third quarter 2006, €99.4 million), impacted by slower sales in France, notably of Tanakan® and Ginkor Fort®, both products suffering from price cuts respectively enforced in July 2007 and March 2006, and pressure on volumes sold. Sales of Primary care drugs outside the Major Western European countries, continued to perform well, notably gastroenterology products in China and Algeria. For the first nine months 2007, sales of Primary Care products reached €296.3 million, up 0.8% year-on-year (first nine months €293.9 million), representing 43.1% of the Group's consolidated sales, against 45.1% a year earlier. The solid growth of the sales in gastroenterology and the favourable impact of the launch of Adrovance™ were almost fully offset by the negative performance of France: this country suffered from both a high reference point at the end of the first nine months of 2006 with high sales of Nisis® & Nisisco® in this period as described above, and from strong volume and price decreases year on year of Ginkor Fort® and Tanakan® in the third quarter of 2007.

- **In gastroenterology,** sales reached €44.0 million, up 12.1% year-on-year (third quarter 2006, €39.2 million).

Smecta® -- For the third quarter 2007, sales reached €23.0 million, up 12.1% year-on-year (third quarter 2006, €20.5 million), due to strong sales in France (where a new aroma of Smecta® was launched), Algeria and in China. For the first nine months 2007, sales of Smecta® amounted to €68.0 million, up 10.9% year-on-year. Sales of Smecta® outside of France reached 71.9% of total sales of the product in the first nine months of 2007, compared with 69.8% a year ago.

Forlax® -- For the third quarter 2007, sales reached €13.3 million, up 17.9% year-on-year (third quarter 2006, €11.3 million), with particularly strong sales growth outside of France. For the first nine months 2007, sales of Forlax® amounted to €38.6 million, up 12.5% year-on-year. Sales in France represented 74.7% of total sales of the product for the first nine months of 2007, versus 79.0% in the same period in 2006.

- **Within the cognitive disorders area,** sales of **Tanakan®** for the third quarter of 2007 reached €26.0 million, down 16.6% year-on-year (third quarter 2006, €31.2 million) following the implementation of a 10% price reduction by the French *Comité Économique des Produits de Santé* on July 1, 2007 together with an increased competitive environment in France, following the recent launch of a new product containing a Ginkgo biloba extract. For the first nine months 2007, sales of Tanakan® amounted to €90.1 million down 5.8% year-on-year. Sales of Tanakan® in France represented 66.6% of total Tanakan® sales in the first nine months of 2007 compared with 70.1% a year earlier.

- **In the cardiovascular area,** sales in the third quarter of 2007 amounted to €23.4 million, down 17.5% year-on-year (third quarter 2006, €28.4 million). For the first nine months of 2007, sales reached €71.6 million, down 7.0% year-on-year.

Nisis® and Nisisco® -- For the third quarter 2007, sales reached €13.3 million, down 15.4% year-on-year (third quarter 2006, €15.7 million). For the first nine months 2007, sales reached €38.3 million, slightly down by 0.9% year-on-year, when sales in the same period of last year were boosted by the 3-months presentation introduced on the market in July 2006. In-market sales continued to show market share gain.

Ginkor Fort® -- For the third quarter 2007, sales amounted to €9.2 million, down 12.3% year-on-year (third quarter 2006, €10.5 million) due to volume decrease in France ahead of its removal from the list of reimbursed products in France in January 2008. For the first nine months 2007, sales amounted to €29.4 million, down 10.8% year on year.

- **Other primary care products** sales reached €1.0 million for the third quarter 2007, against €0.7 million a year earlier, with sales of **Adrovance™** contributing €0.4 million during the quarter. For the first nine months 2007, sales reached €3.9 million, up 35.6% year-on-year, with sales of Adrovance™, reaching €1.6 million since its launch in France in May 2007.

For the third quarter 2007, **drug-related sales (active ingredients and raw materials)** were up 52.7% to €9.7 million, notably due to strong sales of active ingredients in Switzerland and Germany. For the first nine months 2007, drug related sales amounted to €25.7 million, up 23.7% year-on-year compared with a low first nine months 2006. This growth was mainly driven by stronger sales in Switzerland and Germany despite a slowdown of the sale of raw materials in South Korea.

END